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                                June 15, 2020

       Christopher M. Jones
       President and Chief Executive Officer
       Westwater Resources, Inc.
       6950 South Potomac Street, Suite 300
       Centennial, CO 80112

                                                        Re: Westwater
Resources, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 1, 2020
                                                            File No. 333-238859

       Dear Mr. Jones:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1.                                                   We note that Section
7.7 of your Amended and Restated Bylaws identifies a state court located within the
State of Delaware (or, if no state court located within the State of
                                                        Delaware has
jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for
certain litigation, including any "derivative action." Please disclose whether this provision
applies to actions arising under the Securities Act or Exchange
                                                        Act. If so, please also
add related risk factor disclosure, and state that there is uncertainty as to whether a court
would enforce such provision. If the provision applies to Securities
                                                        Act claims, please also
state that investors cannot waive compliance with the federal securities laws and the
rules and regulations thereunder. In that regard, we note that
                                                        Section 22 of the
Securities Act creates concurrent jurisdiction for federal and state courts
 Christopher M. Jones
Westwater Resources, Inc.
June 15, 2020
Page 2
      over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen,
Legal Branch Chief, at (202) 551-3642 with any questions.



                                                             Sincerely,
FirstName LastNameChristopher M. Jones
                                                             Division of
Corporation Finance
Comapany NameWestwater Resources, Inc.
                                                             Office of Energy &
Transportation
June 15, 2020 Page 2
cc:       David Crandall
FirstName LastName